April 23, 2008

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:  Correcting a filing made in error.

Dear Ms. Samuel;

A filing made on April 22, 2008 was made in error.  The ACCESSION NUMBER is 0000881453-08-000030 and the file number is 333-08853.  I wish to withdraw that filing and will file a revised 497 at a later date.

Thank you for your attention to this matter.

Sincerely,

/s/Diana D. Steigauf

Diana D. Steigauf
Paralegal